Exhibit 99.1
                          MAGNUM HUNTER RESOURCES, INC.
                     600 East Las Colinas Blvd., Suite 1200
                               Irving, Texas 75039

                                  June__, 1999

Dear Stockholder:

     Enclosed are the Prospectus and other materials relating to the warrants offering by Magnum Hunter Resources, Inc. ("Magnum Hunter").

     Please carefully review the Prospectus, which describes how you can participate in the warrants offering. You will find answers to some frequently asked questions about the warrants offering beginning on page 4 of the Prospectus.

Summary of Terms of the Offering

o If you own our common stock, you will receive one transferable warrant for every three shares of Magnum Hunter common stock you owned on May 31, 1999. If you own shares of our 1996 Series A Convertible Preferred Stock, you will receive .6342 warrant for every share of such preferred stock you owned on May 31, 1999. If you own shares of our 1999 Series A 8% Convertible Preferred Stock, you will receive 63.402 warrants for every share of such preferred stock you owned on May 31, 1999.

o You may purchase one share of common stock for each warrant you receive at the exercise price of $6.50 per share.

o The warrants will expire at 5:00 p.m., New York City time, on July 1, 2002. If you do not exercise or sell your warrants before that date, they will expire and will have no monetary value.

     If your shares are held in your name, a Warrant Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

     There is currently no active trading market for the warrants. We intend to apply for a listing or quotation of the warrants on the American Stock Exchange. However, we cannot assure you that you will be able to sell your warrants at all or at a price that is satisfactory to you.

     If you do not exercise your warrants, your ownership in Magnum Hunter may be diluted. Please see page 8 of the Prospectus for a discussion of dilution and other risk factors.

                                           Gary C. Evans

                                           [SIGNATURE APPEARS HERE]

                                           President and Chief Executive Officer


     If you have any questions concerning the warrants offering, please feel free to contact Morgan F. Johnston of Magnum Hunter at (972) 401-0752.